

10030629

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8 41389

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 3 1 2010
WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Beech Hill Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 THIRD AVENUE, 16TH FLOOR
(No. and Street)

NEW YORK	NY	10022-4730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW MURPHY (212) 350-7258
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name -- *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JOSEPH WEISS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BEECH HILL SECURITIES, INC., as of DECEMBER 31 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

Paul S. Cantor
Notary Public, State of New York
No. 02CA6089554
Qualified In New York County
My Commission Expires March 24, 2011

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. Bound separately
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEECH HILL SECURITIES, INC.

Index



J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

To the Board of Directors
Beech Hill Securities, Inc.

We have audited the accompanying statement of financial condition of Beech Hill Securities, Inc. as of December 31, 2009, and related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beech Hill Securities, Inc. as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
March 29, 2010

BEECH HILL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 47,038
Securities owned, at fair value	436,599
Equipment and improvements (net of accumulated depeciation and amortization of $1,211,411)	261,745
Artwork, at cost	33,726
Due from clearing broker	459,383
Other assets	87,210
Total	$ 1,325,701

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Commissions payable	$ 158,939
Accrued expenses and other liabilities	96,773
	255,712
Subordinated borrowings	100,000
Total liabilities	355,712
Commitments and contingencies	
Stockholders' equity:	
Common stock - no par value; 200 shares authorized, 176.38 shares issued and outstanding	766,412
Retained earnings	203,577
Total stockholders' equity	969,989
Total	$ 1,325,701

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 4,137,296
Trading gains, net	332,893
Rebates	218,244
Interest and dividends	32,270
Other income	144,518
Total	4,865,221
Expenses:	
Employee compensation, benefits, and related costs	2,864,765
Commissions, clearing and floor brokerage	489,148
Communications and market data	679,729
Occupancy and related costs	437,586
Interest expense	5,634
Professional and consulting fees	150,440
Office expense	104,432
Travel, meals and entertainment	80,755
Other operating expenses	95,834
Total	4,908,323
Loss before income taxes	(43,102)
Provision for income taxes	10,091
Net loss	$ (53,193)

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock		Retained	
	Shares	Amount (1)	Earnings	Total
Balance, January 1, 2009	176.38	$ 766,412	$ 256,770	$ 1,023,182
Net loss			(53,193)	(53,193)
Balance, December 31, 2009	176.38	$ 766,412	$ 203,577	$ 969,989

(1) Includes subscription receivable of $50,000.

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2009

Subordinated borrowings, January 1, 2009	$ 150,000
Paydown of subordinated borrowings - April 1, 2009	(50,000)
Subordinated borrowings, December 31, 2009	$ 100,000

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Operating activities:	
Net loss	$ (53,193)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	42,000
Unrealized losses on trading activities	9,402
Realized gains on trading activities, net	(342,295)
Changes in operating assets and liabilities:	
Securities owned	269,650
Due from clearing broker	125,635
Other assets	(15,223)
Commissions payable	48,989
Accrued expenses and other liabilities	(21,729)
Net cash provided by operating activities	63,236
Financing activities:	
Paydown of subordinated borrowings	(50,000)
Net increase in cash	13,236
Cash, beginning of year	33,802
Cash, end of year	$ 47,038
Supplemental disclosure of cash flow information:	
Interest paid	$ 5,617
Taxes paid	$ 15,474

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and business:

Business:

Beech Hill Securities, Inc. is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

Beech Hill Securities, Inc. (the "Company") clears all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company is specialized in tax-free municipal bonds. The Company also trades securities on margin for its own account.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition and valuation of investments:

Securities transactions and commission revenue and expenses are recorded on a trade date basis. Trading gains (losses) are determined using the identified cost method. Rebate income consists of revenue received from the clearing broker and are recognized as earned. Dividend income and expense are recognized on the ex-date and interest income and expense are recorded on the accrual basis. The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond- or credit-default swap spreads and volatility.

Cash:

At December 31, 2009, cash consisted of checking accounts at banks. As of December 31, 2009, interest bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per account and checking balances are insured to an unlimited amount by the FDIC.

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for allowance accounts will change.

Note 2 - Summary of significant accounting policies (continued):

Fair value measurements:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Note 2 - Summary of significant accounting policies (continued):

Fair value measurements (concluded):

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort indicating that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The fair value of the Company's investments as of and the year ended December 31, 2009 were all measured using Level 1 inputs.

Equipment and improvements:

Furniture, fixtures, office equipment and leasehold improvements are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the shorter of the estimated useful lives of the respective assets or the lease term.

Income taxes:

The Company elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, the Company's net income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State tax purposes. The Company is subject to New York City corporate income taxes and the New York State corporate minimum tax.

Income and losses for tax purposes may differ from the financial statement amounts. Stockholders' equity reflected in the accompanying financial statements does not necessarily represent the stockholders' tax bases of their respective interests.

The Company adopted the new accounting rules for uncertainty in income taxes on January 1, 2009. The adoption of that guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at December 31, 2009. The Company's U.S. Federal and state income tax returns prior to fiscal year 2006 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 2 - Summary of significant accounting policies (concluded):

Income taxes (concluded):

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2009.

Derivative instruments:

On January 1, 2009, the Company adopted the accounting standards relative to expanded disclosures regarding derivative instruments and hedging activities. This standard requires qualitative disclosures about objectives and strategies for using derivatives, fair value amounts of derivative instruments, the gains and losses on derivative instruments; and disclosures about credit-risk-related contingent features in derivative agreements. See Note 7 for derivative instrument disclosures.

Subsequent events:

The Company has evaluated subsequent events through March 29, 2010 which is the date the financial statements were available to be issued.

Note 3 - Securities owned at fair value:

Securities owned at fair value represent positions in marketable securities taken primarily for trading purposes in the ordinary course of business. At December 31, 2009, securities owned include marketable securities at fair value consisting of equities, options, state and municipal bonds, with an aggregate fair value of $436,599. All of the securities owned are stated at fair value using Level 1 inputs.

Note 4 - Equipment and improvements:

The following table shows the balances of major classes of furniture, equipment and software, leasehold improvements, and the accumulated depreciation and amortization for each class at December 31, 2009:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 193,827	$ 60,470	$133,357
Equipment and software	1,015,299	949,052	66,247
Furniture	264,030	201,889	62,141
Totals	$1,473,156	$1,211,411	$261,745

Note 5 - Due from clearing broker:

Due from clearing broker at December 31, 2009 consists of $100,000 of deposits on hand with the Company's clearing broker and $359,383 of net proceeds received from trading activities.

Note 6 - Related party transactions:

The Company, serving as introducing broker, earned commission income during 2009 of approximately $660,475 from affiliated investment partnerships. Such amount was included in commissions income on the statement of operations.

The Company shares its offices and certain personnel with Beech Hill Advisors, Inc., a related party through indirect ownership of the shareholders.

Note 7 - Derivative instruments:

As part of its investment strategy, the Company invests in derivatives for trading purposes. Such derivatives are exposed to equity and the counterparty risk. Derivative instruments are recognized as either assets or liabilities in the statement of financial condition and are recorded at fair value. While certain of the Company's derivative activities may possess the substance of an economic hedge, the Company does not hold derivative instruments that, pursuant to accounting standards, are accounted for as hedging instruments.

The Company may enter into option contracts to speculate on the change in price on the underlying asset or hedge against the change in price of a security it currently holds in its investment portfolio. An option is a contract between a buyer and a seller that gives the buyer the right, but not the obligation, to buy or to sell a particular asset (the underlying asset) on or before the options' expiration time, at an agreed price. Trading options entail the risk of the options' values changing over time. The return from holding an option varies non-linearly with the values of the underlying asset and other factors. Options are subject to counterparty risk, as there is a risk the seller will not sell or buy the underlying asset as agreed.

The following table presents the fair value of derivative instruments, by contract type and on a gross basis, as of December 31, 2009:

	Number of Contracts	Location on Statement of Financial Condition	Fair Value
Call options	17	Securities owned, at fair value	$2,565

Note 8 - Subordinated borrowings:

The borrowing of $150,000 is subject to a subordination agreement effective at April 1, 2008, and payable to a stockholder. Such borrowing bears interest at 3%. During 2009, FINRA approved a $50,000 paydown of the subordinated loan. The outstanding borrowings of $100,000 remain in effect and are due on December 31, 2010. Interest expense incurred on the loan for the year ended December 31, 2009 amounted to $3,500.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

Note 9 - Equity transactions:

During the year ended December 31, 2008, the Company issued $300,000 in common stock to new employee investors. One of the employee investors financed its $50,000 investment through a promissory note which bears interest at 4% per annum and was due originally at December 31, 2008, but has been extended to December 31, 2010. Accordingly, the note receivable is reflected as a reduction of stockholders' equity in the accompanying statement of changes in stockholders' equity.

Note 10- Commitments and contingencies:

Litigation:

The Company is involved, from time to time, in proceedings with and investigations by, governmental agencies and self-regulatory organizations. As of December 31, 2009, there is an ongoing 2 year cycle review from FINRA in progress.

Lease:

The Company occupies office space under a lease which is scheduled to expire on February 29, 2012. Under the terms of the lease, the base rent is subject to escalations for increases in real estate taxes and operating costs. Certain principals of the Company have guaranteed payments required under the lease obligation. During 2007, the Company employed certain registered representatives who are conducting business for the Company at other locations. The Company agreed to bear the lease costs of the facilities at these locations. In September 2007, the Company became the lessee on the renewal of one operating lease which expires on December 31, 2012.

Note 10- Commitments and contingencies (concluded):

Lease (concluded):

The aggregate minimum annual rentals under the leases and agreed commitments are approximately as follows:

Year Ending December 31,	Amount
2010	$272,188
2011	273,844
2012	94,724
Total	$640,756

Rent expense, included in occupancy and related costs in the statement of operations, was $284,005 for the year ended December 31, 2009. In lieu of a rent security deposit, the Company maintains an irrevocable standby letter of credit in favor of the lessor of its primary office facility in the amount of $60,000 which expires in February 15, 2011.

Note 11- Off-balance-sheet risk and concentration of credit risk:

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company's custodian broker is highly capitalized and a member of major securities exchanges.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Note 12- 401(k) Plan

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. Employees who have completed six months of service and have attained 21 years of age are eligible to participate. Participants may contribute up to 15% of their salaries. The plan provides for discretionary employer matching contributions. For the year ended December 31, 2009, the Company made no matching contributions.

Note 13- Net capital:

The Company is Subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company has net capital of $640,486 which is $540,486 in excess of its required net capital of $100,000. The Company's net capital ratio is 0.40 to 1.

BEECH HILL SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

Net capital:	
Stockholders' equity	$ 969,989
Add:	
Subordinated borrowings allowable in the computation of net capital	100,000
Deduction of nonallowable assets:	
Equipment and improvements, net	261,745
Artwork	33,726
Due from clearing broker	10,477
Other assets	87,210
Other deductions	11,000
Total	404,158
Net capital before haircuts on securities positions	665,831
Haircut on securities positions	25,345
Net capital	$ 640,486
Aggregate indebtedness	$ 255,712
Computation of basis net capital requirement:	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum net capital requirement)	$ 100,000
Excess of net capital	$ 540,486
Excess of net capital at 1000%	$ 614,915
Ratio of aggregate indebtness to net capital	0.40 to 1

BEECH HILL SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2009:	
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 649,846
Audit adjustments - Statement of Operations	(9,360)
Net capital per above	$ 640,486
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) Focus Report	$ 280,353
Audit adjustments - Statement of Financial Condition	(24,641)
Aggregate indebtedness per above	$ 255,712

See Report of Independent Public Accountants.

BEECH HILL SECURITIES, INC.

SCHEDULE II – STATEMENT REGARDING SEC RULE 15c3-3
DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See Report of Independent Public Accountants.



www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Beech Hill Securities, Inc.

In planning and performing our audit of the financial statements of Beech Hill Securities, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-(3)(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
March 29, 2010

Beech Hill Securities, Inc.

Report on Financial Statements
(with Supplementary Information)

Year Ended December 31, 2009



www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Beech Hill Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of Beech Hill Securities, Inc. (the "Company") for the period from April 1, 2009 to December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries in the Company's detailed general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting a difference of $442;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the following differences:

Form SIPC-7T			Supporting Schedule	
Line	Description	Amount	Amount	Difference
2b (4)	Interest and dividend expense deducted in determining 2a	$ 1,791	$ -	$ 1,791
2c (1)	Revenue adjustment	341,752	-	341,752
2c (3)	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	-	1,701,662	(1,701,662)
2c (5)	Net gain from securities in investment accounts	(33,316)	299,577	(332,893)
2c (9)	Total interest and dividend expense above but not in excess of total interest and dividend income	(1,791)	4,393	(6,184)

4. Except as noted above, proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Read line 2C on page 1 of Form SIPC-7T and observed there was an overpayment of $161 relating to the SIPC-6 assessment which was applied against the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
March 29, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7T

(29-REV 12/09)

See procedures performed on w/p GF14.17

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041389 FINRA DEC
BEECH HILL SECURITIES INC 6*6
ATTN: MATTHEW MURPHY FL 16
880 3RD AVE
NEW YORK NY 10022-4730

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8602.57

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3190.22)

____
Date Paid

C. Less prior overpayment applied (161.22)

D. Assessment balance due or (overpayment) 541235

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 5251.13

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5251.13

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Beech Hill Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

admin
(Title)

Dated the 1 day of March, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31st, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3749462.92
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	-1791.00
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	~~+1791.00~~ -1791.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	341,751.90
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	-33311.11
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -1791

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii)	-1791.00
Total deductions	306,644.79
2d. SIPC Net Operating Revenues	$ 3441027.13
2e. General Assessment @ .0025	$ 8602.57

(to page 1 but not less than $150 minimum)